Exhibit (a)(5)(F)

(English Translation of the Japanese News Release)
April 26, 2011
Dear Sirs,

Name of the Company:	TOMY Company, Ltd.
Name of the Representative:	Kantaro Tomiyama
President & CEO
(Code No. 7867; The First Section of the Tokyo Stock Exchange)
Further Inquiries:	Toshiki Miura
Managing Director&
Head of Corporate Administration
(TEL: 03-5654-1548)
Extended Expiration Date of Subsequent Offering Period to Acquire RC2 Corporation
     TOMY Company, Ltd. (hereinafter “Tomy”) announced today that its indirect wholly-owned subsidiary GALAXY DREAM CORPORATION (hereafter, “GDC”) has extended the Subsequent Offering Period (*1) of its all-cash tender offer (hereafter, “the Offer”) for $27.90 per share (net to the seller in cash without interest and less any applicable withholding taxes) for all the currently outstanding shares of common stock of RC2 Corporation (headquarters: Illinois, USA; hereinafter “RC2”) to 5PM, New York City time, on April 27, 2011. The Subsequent Offering Period commenced on April 21, 2011 and was previously set to expire at 12:00 midnight, at the end of April 25, 2011 (New York City time). There will be no changes in the conditions from the previous Subsequent Offering Period.
     As stated in our press release “100% Acquisition of RC2 Corporation Through Tender Offer” dated March 11, 2011, GDC has commenced a tender offer to acquire all outstanding shares of common stock of RC2 for $27.90 per share in cash on March 24, 2011 (New York City time). As of 12:00 midnight, New York City time, on April 25, 2011, a total of 19,449,210 of RC2’s shares of common stock were tendered into the tender offer, representing approximately 89.8% of RC2’s outstanding shares of common stock (including approximately 2.7% (581,755 shares) tendered through Notice of Guaranteed Delivery (*2)). As stated in the first paragraph above, GDC has extended the Subsequent Offering Period in order for additional acquisitions of shares of common stock of RC2.
(End of News Release)

*1	Subsequent Offering Period
After the initial offering period, a subsequent offering period during which shares can be tendered may be provided to shareholders of the tender offer target who did not tender their shares prior to the expiration of the initial offering period.

*2	Notice of Guaranteed Delivery
Notice of Guaranteed Delivery is a document enabling a stockholder who is unable for certain reasons to complete the required procedures to tender shares prior to the expiration of the tender offer to do so through an eligible financial institution within three NASDAQ trading days following the closing of the tender offer.
<Additional Information>

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell RC2’s common stock. The Tender Offer is being made pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, letter of transmittal, and other related tender offer materials) that was filed by GDC with the Securities and Exchange Commission (the “SEC”) on March 24, 2011. These materials and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by RC2 on March 24, 2011, as they have been amended and supplemented and may further be amended and supplemented from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the Tender Offer. RC2’s stockholders can obtain all of these documents (and all other offer documents filed with the SEC) free of charge from the SEC’s website at http://www.sec.gov. In addition, free copies of the tender offer statement and related material may be obtained at Tomy’s website at http://www.takaratomy.co.jp/company/release/ir/index.html; and the Solicitation/Recommendation Statement, and related materials may be obtained without charge, by directing a request to 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523, or on RC2’s corporate website at www.rc2.com. The Schedule TO, Schedule 14D-9 and related materials may also be obtained for free from Okapi Partners LLC, 437 Madison Avenue, 28th floor, New York, New York 10022, Toll Free Telephone (877) 869-0171.